Mail Stop 4561

April 5, 2007

Mr. Neil Pursell
Chief Financial Officer and Director
Tricell, Inc.
6 Howard Place
Stoke-on-Trent, Staffordshire   ST1 4NQ
United Kingdom

> **Re: Tricell, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed April 18, 2006**
> **Form 10-Q for the quarter ended September 30, 2006**
> **File No. 000-50036**

Dear Mr. Pursell:

We have reviewed your response letter dated March 12, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 1 – Business

Discount Internet Supply Channel Limited, page 5

1.   We note your response to comment 1; in future filings please expand your
        disclosure to state that you are currently seeking a declaratory judgment
        invalidating the shares from courts in Texas as well as in England.

Form 10-Q for the quarter ended September 30, 2006

Note 4 – Related Party Transactions: Material Acquisitions

2.   We note your response to comment 3; however, it still appears to us that you
        acquired customer relationships that should have been valued and recognized
        separately as identifiable intangible assets, rather than as part of goodwill.
        Paragraph A20 of SFAS 141 states that if an entity establishes relationships with
        its customers through contracts, those customer relationships would arise from
        contractual rights; therefore, although NJJ did not have any long-term contracts or
        commitments with its customers, it had established relationships with its
        customers that should be recorded as separate identifiable intangible assets.
        Please see SFAS 141 and EITF 02-17 for reference. Furthermore, although your
        company and NJJ had overlapping customers, these relationships should still be
        separately identified as intangible assets. You stated in your response to comment
        4 that you believe that the acquisition of NJJ will result in significant growth, so it
        appears that you believe that these overlapping relationships have significant
        additional value. Please separately value the acquired customer relationships and
        revise your filing to account for the amounts as intangible assets, rather than
        goodwill. Please additionally tell us and disclose in your filings the useful lives
        of these intangible assets and the amortization method you intend to use. Please
        note that when valuing the customer relationships acquired, you should use
        assumptions based on those a market participant would use (e.g. you should
        exclude the synergies that your company will realize that would not be available
        to market participants).

Form 8-K/A dated November 21, 2006

3.   We have read and reviewed your response to comment 9. Please revise to provide
        a reconciliation to US GAAP in accordance with Item 17 of Form 20-F.

4.   We have reviewed your response to comment 10. You have noted in your response that three years of audited financial statements are required and you are including post-acquisition results to satisfy Rule 3-05 of Regulation S-X. Please revise to provide three years of audited financial statements that do not include post acquisition results.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief